03011651

SECURI... ...MISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

...C.
FEB 2 ... 2003
...

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46325

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CDC IXIS Asset Management Distributors, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Boylston Street
(No. and Street)

Boston (City) Massachusetts (State) 02116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott E. Wennerholm 617-449-2510
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

160 Federal Street (Address) Boston (City) Massachusetts (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 12 2003

OATH OR AFFIRMATION

I, Scott E. Wennerholm, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CDC IXIS Asset Management Distributors, L.P., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that o: a customer, except as follows:

Signature

Chief Financial Officer

Title

Chief Operating Officer
Senior Vice President

2/11/03

Notary Public July 3, 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Fin ncial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CDC IXIS Asset Management Distributors, L.P.

(A Wholly-Owned Subsidiary of CDC IXIS Asset Management North America, L.P.)

Financial Statements
For the Year Ended December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Accountants

To the Partners of CDC IXIS Asset Management Distributors, L.P.

In our opinion, the accompanying statement of financial condition and the related statements of operations, partners' capital and cash flows present fairly, in all material respects, the financial position of CDC IXIS Asset Management Distributors, L.P. (the "Partnership", a wholly-owned subsidiary of CDC IXIS Asset Management North America, L.P.) at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in a schedule on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 24, 2003

CDC IXIS Asset Management Distributors, L.P.
(A Wholly-Owned Subsidiary of CDC IXIS Asset Management North America, L.P.)
Statement of Financial Condition
(In Thousands of Dollars)
As of December 31, 2002

Assets		
Cash and cash equivalents	$	5,677
Accounts receivable, affiliates		820
Accounts receivable, other		62
Other assets		668
Total assets	$	7,227
Liabilities and Partners' Capital		
Liabilities:		
Accounts payable, affiliates	$	27
Accrued expenses		3,627
Accrued postretirement benefits		73
Total liabilities		3,727
Partners' capital:		
Limited partner		3,465
General partner		35
Total partners' capital		3,500
Total liabilities and partners' capital	$	7,227

The accompanying notes are an integral part of these financial statements.

CDC IXIS Asset Management Distributors, L.P.
(A Wholly-Owned Subsidiary of CDC IXIS Asset Management North America, L.P.)
Statement of Operations
(In Thousands of Dollars)
For the Year Ended December 31, 2002

Revenues:		
Service and distribution fees	$	22,240
Fee income from affiliates		5,774
Commission income		3,528
Less amounts remitted to broker/dealers:		
Service and distribution fees		(20,605)
Commissions expense		(3,033)
Other revenues:		
Other income		433
Dividend income		82
Total revenues, net		8,419
Expenses:		
Compensation and benefits		8,001
Advertising and sales promotion		2,409
Other operating costs		4,210
		14,620
Net loss	$	(6,201)

The accompanying notes are an integral part of these financial statements.

CDC IXIS Asset Management Distributors, L.P.

(A Wholly-Owned Subsidiary of CDC IXIS Asset Management North America, L.P.)
Statement of Partners' Capital
(In Thousands of Dollars)
For the Year Ended December 31, 2002

	General Partner	Limited Partner	Total
Balance at January 1, 2002	$ 40	$ 3,954	$ 3,994
Net loss	(62)	(6,139)	(6,201)
Contribution of capital	57	5,650	5,707
Balance at December 31, 2002	$ 35	$ 3,465	$ 3,500

The accompanying notes are an integral part of these financial statements.

CDC IXIS Asset Management Distributors, L.P.
(A Wholly-Owned Subsidiary of CDC IXIS Asset Management North America, L.P.)
Statement of Cash Flows
(In Thousands of Dollars)
For the Year Ended December 31, 2002

Cash flows provided (used) by operating activities:	
Net loss	$ (6,201)
Adjustments to reconcile net loss to net cash used for operating activities:	
Changes in assets and liabilities:	
Decrease in accounts receivable	798
Decrease in other assets	6
Decrease in total liabilities	(2,152)
Net cash used for operating activities	(7,549)
Cash flows provided (used) by financing activities:	
Capital contributions	5,707
Net cash provided by financing activities	5,707
Net decrease in cash and cash equivalents	(1,842)
Cash and cash equivalents, at beginning of year	7,519
Cash and cash equivalents, at end of year	$ 5,677

The accompanying notes are an integral part of these financial statements.

CDC IXIS Asset Management Distributors, L.P.
(A Wholly-Owned Subsidiary of CDC IXIS Asset Management North America, L.P.)
Notes to Financial Statements
(In Thousands of Dollars)

1. Organization and Summary of Significant Accounting Policies

Organization

CDC IXIS Asset Management Distributors, L.P. (the "Distributor"), is the national distributor for CDC Nvest Funds (the "Funds"), and a registered broker-dealer with the U. S. Securities Exchange Commission and is a member of the National Association of Securities Dealers. CDC IXIS Distribution Corporation, which is a wholly-owned subsidiary of CDC IXIS Asset Management Holdings, Inc., is the General Partner and has a 1% ownership interest in the Distributor. CDC IXIS Asset Management North America, L.P., (the "Operating Partnership" or the "Parent") is the Limited Partner and has a 99% ownership interest in the Distributor.

The Funds consist of twenty-six open-end registered investment companies or mutual funds, which offer a combination of Class A, B, C and Y shares for sale to the public. The Funds are distributed principally within the United States. The share classes are distinguished by the amount and timing of sales charges and distribution fees paid by the shareholder or mutual fund. Administrative service and distribution fees earned by the Distributor are based on a percentage of Fund assets; as a result the Distributor's revenues may fluctuate based on the performance of financial markets.

The Company also acts as a marketing agent for affiliated advisors in the following products: Separate Accounts, Institutional Money Management, WRAP Mutual Funds, and tax qualified plans.

2. Significant Accounting Policies

Cash Equivalents

Cash equivalents, which consist principally of money market mutual funds and other highly liquid financial instruments with original maturities of 90 days or less, are investments readily convertible to known amounts of cash.

Accounts Receivable

Accounts receivable includes amounts due from the Parent, an accrual for a portion of 12b-1 income, and other customer receivables. Amounts due from the Parent are settled monthly and 12b-1 income is paid quarterly.

Other Assets

Included in other assets are commissions paid to third parties on certain mutual fund sales. The Distributor pays a stated percent for certain mutual fund sales to brokers, such amounts are amortized to expense over a one year period. The asset is presented net of amortization in the Statement of Financial Condition.

Accrued Expenses

Accrued expenses consists primarily of 12b-1 fees due to brokers, that are paid based on a percentage of a fund's average net assets, and accruals for bonuses and variable compensation.

(In Thousands of Dollars)

Income

Commissions are earned on the sale of Class A and Class C mutual fund shares and recorded gross in revenue. The amount remitted (related to the agreed upon dealer concessions paid to the selling brokers) is recorded in the Statement of Operations.

Fee income from affiliates and service and distribution fees (collectively "12b-1 revenues") is earned by the Distributor as a percentage of a fund's average daily net assets. Service and distribution fees earned on Class A, B and C mutual fund shares are presented gross in revenue. The amount remitted to selling brokers is recorded in the Statement of Operations.

Income Taxes

No provision for federal income taxes is necessary in the financial statements of the Distributor because, as a partnership, it is not subject to federal income tax and the tax effect of its activities accrues to the partners.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Transactions with Related Parties

The Distributor provided certain distribution support services during 2002 to CDC IXIS Asset Management Advisers, L.P. (the "Adviser"), a wholly-owned subsidiary of CDC IXIS Asset Management Holdings, Inc. Fee income from such services, which is based on the respective Fund's fixed percentage of assets, amounted to $4,889 as of December 31, 2002.

Jurika & Voyles (J&V), a wholly-owned subsidiary of CDC IXIS Asset Management Holdings, Inc. is the advisor to certain Separate Account assets. As such, they pay a distribution fee to the Distributor for the marketing and distribution of these assets, which is based on the respective products' percentage of revenue. This amounted to $830 during 2002.

CDC IXIS Asset Management Services Co., Inc. ("CIS"), a wholly-owned subsidiary of CDC IXIS Asset Management Holdings, Inc., provided certain administrative and marketing services to the Distributor during 2002 which amounted to $571 and $1,300, respectively.

The Distributor invests funds in an account with Reich & Tang Institutional Daily Income Fund that pays dividends at a floating rate (1.37% as of December 31, 2002). The Distributor had $4,831 invested in this account at December 31, 2002, dividend income earned on this account during 2002 was $82.

(In Thousands of Dollars)

The Operating Partnership sponsors and administers a defined contribution plan (the "Plan") for the benefit of all employees. Benefits are determined based on program specific calculations applied to base salaries in accordance with IRS regulations, Federal Law and the minimum funding requirements of the Employee Retirement Income Security Act (ERISA) of 1974. The Distributor pays benefits directly to the Plan as they become due in accordance with Plan calculations. The Distributor's defined contribution plan expense for the year ended December 31, 2002 was $260.

The Operating Partnership provides certain postretirement benefits consisting of medical, dental and life insurance coverage to eligible employees and retirees under a defined group benefit plan. The medical and dental plans are contributory with the medical plan contributions begin capped at 1997 subsidy levels. The Distributor recognizes the expected cost of providing these benefits to an employee, the employee's beneficiaries and covered dependents during the years that the employee has rendered the necessary service. The Distributor's postretirement benefit costs for the year ended December 31, 2002 was $0. The Distributor's accrued post retirement benefit expense as of December 31, 2002 was $73.

All intercompany transactions are charged or credited through intercompany accounts and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. Also, see other related party information in Note 4.

4. Partners' Capital

The Operating Partnership and the General Partner contributed capital to the Distributor amounting to $5,707 in 2002.

5. Net Capital Requirement

The Distributor is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Distributor is a non-clearing broker and does not carry customers' accounts on the Distributor's books. At December 31, 2002, the Distributor had net capital of $1,820, which was $1,572 in excess of its required net capital of $248. The Distributor's net capital ratio was 2.05 to 1.

CDC IXIS Asset Management Holdings, Inc. has committed to fund operations in accordance with current funding needs of the Distributor.

6. Variable Compensation

The Distributor has variable compensation plans that award payments to certain employees, which are generally dependent upon sales and asset levels. Variable Compensation expense amounted to $2,876 for the year ended December 31, 2002. This amount is included in Compensation and Benefits in the Statement of Operations.

CDC IXIS Asset Management Distributors, L.P.
Supplementary Information
Pursuant of Rule 17a-5 of the Securities Exchange Act of 1934
As of December 31, 2002

The accompanying Schedule I is prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

The Distributor claims exemption from Rule 15c3-3, under paragraph (k)(1). Because of this exemption, the Distributor has not included the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" or "Information for Possession or Control Requirements Under Rule 15c3-3."

CDC IXIS Asset Management Distributors, L.P.
(A Wholly-Owned Subsidiary of CDC IXIS Asset Management North America, L.P.)
Supplementary Schedule
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2002
(In Thousands of Dollars)

Net Capital		
Total Partners' Capital	$	3,500
Deductions:		
Nonallowable assets included in		
Statement of Financial Condition		
Accounts receivable and other current assets		1,550
Other deductions and/or charges		33
Net capital before haircuts on securities positions (tentative net capital)		1,917
Haircuts on securities		97
Net capital	$	1,820
Aggregate Indebtedness		
Total liabilities or aggregate indebtedness	$	3,727
Computation of Basic Net Capital Requirement		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $25,000)	$	248
Net capital in excess of requirement	$	1,572
Excess net capital at 1,000%	$	1,448
Ratio of aggregate indebtedness to net capital		2.05 to 1

Statement pursuant to paragraph (d) (4) of Rule 17a-5:
There are no material differences between this computation of net capital and that included in the Distributor's unaudited December 31, 2002 FOCUS report.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

**Report of Independent Accountants on
Internal Control Required by SEC Rule 17a-5**

To the Partners of CDC IXIS Asset Management Distributors, L.P.

In planning and performing our audit of the financial statements and supplemental schedules of CDC IXIS Asset Management Distributors, L.P. (the "Partnership") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the NASD, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 24, 2003